NSAR ITEM 77C


Van Kampen American Capital Limited Maturity Government Fund


(a)     A Special Meeting of Shareholders was held on October 25, 1996.


(b) The election of Trustees of Van Kampen American Capital Limited Maturity Government Fund (the "Fund") included:

        None


(c)     The following were voted on at the meeting:


        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

              For     4,044,834               Against     67,252


       2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

              For     3,167,367                Against     94,774


       4) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

              For     4,095,254                Against     24,491